                                                                    EXHIBIT 99.1

This short form Prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities. No securities commission or any similar authority in Canada has in any way passed upon the merits of the securities offered hereunder and any representation to the contrary is an offence. Information has been incorporated by reference in this short form Prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Assistant Secretary of the Company at 1210 ManuLife Place, 10180 - 101 Street, Edmonton, Alberta, T5J 3S4 (telephone (403) 496-9002).


NEW ISSUE
---------

                              ECHO BAY MINES LTD.


                 1,250,000 COMMON SHARES SUBJECT TO ADJUSTMENT


     This Prospectus relates to 1,250,000 common shares (the "Shares") of Echo Bay Mines Ltd. (the "Company") to be issued by the Company to Nationwide Development Corporation ("NADECOR"), a corporation organized and existing under the laws of the Philippines, in connection with the settlement of a dispute between the Company and NADECOR. This Prospectus has been prepared for the purpose of qualifying the Shares under the securities legislation of the Provinces of Alberta and Ontario to allow for the issuance of the Shares to NADECOR and to allow future sales by NADECOR to the public without restriction. See "Purchaser". In the settlement, the Company paid U.S. $500,000 in cash and agreed to issue 1,250,000 Common Shares to NADECOR, subject to adjustment as provided below. The number of Common Shares to be issued is subject to decrease or increase if the closing price of the Company's Common Shares on the American Stock Exchange (the "AMEX") for the 10 trading days prior to the later of (i) the Company's Registration Statement on Form S-3 in respect of the Shares being declared effective by the United States Securities and Exchange Commission; (ii) the issuance of a receipt for the Company's short form prospectus by each of the Alberta and Ontario securities commissions; and (iii) approval by the AMEX and The Toronto Stock Exchange ("TSE") of the listing of the Shares on each of those exchanges (the "Approval Date"), is less than U.S.$2.375 or greater than U.S.$3.00. If the average trading price on the Approval Date is less than U.S.$2.375 per share, the Company must deliver shares having an aggregate value of U.S.$3.0 million and if the average trading price on the Approval Date is greater than U.S.$3.00 per share, the Company must deliver shares having an aggregate value of U.S.$3.75 million. The Company will not receive any proceeds from the sale of Shares to NADECOR. The Company will pay all expenses incidental to the qualification and issuance of the Shares other than fees and expenses of counsel for NADECOR. See "Plan of Distribution."


     The Common Shares of the Company are listed in Canada on the TSE and in the United States on the AMEX. On May 21, 1998 the closing price of the Common Shares on the TSE was Can.$4.55 and on the AMEX was U.S.$3.125.


     SEE "RISK FACTORS" FOR A DISCUSSION OF CERTAIN MATTERS RELEVANT TO AN INVESTMENT IN THE COMMON SHARES.


     ALL REFERENCES IN THIS PROSPECTUS TO "$" AND "DOLLARS" ARE TO U.S. DOLLARS, UNLESS OTHERWISE STATED.


     Certain legal matters relating to the offering of the Common Shares and certain other matters with respect to Canadian law have been reviewed on behalf of the Company by Milner Fenerty, Edmonton, and with respect to U.S. securities matters on behalf of the Company by Davis, Graham & Stubbs LLP, Denver and on behalf of NADECOR by Baker & Mckenzie, San Francisco.



                                                                  May 26, 1998

                               TABLE OF CONTENTS


DOCUMENTS INCORPORATED BY REFERENCE............................................2

CONCURRENT OFFERING............................................................3

THE COMPANY....................................................................3

BUSINESS OF THE COMPANY........................................................3

USE OF PROCEEDS................................................................4

PURCHASER......................................................................4

DESCRIPTION OF ECHO BAY SHARE CAPITAL..........................................5

PLAN OF DISTRIBUTION...........................................................5

RISK FACTORS...................................................................6

LEGAL MATTERS.................................................................12

PURCHASERS' STATUTORY RIGHTS..................................................13

CERTIFICATE OF THE COMPANY....................................................14


                      DOCUMENTS INCORPORATED BY REFERENCE

     The following documents, filed with the provincial securities commissions or similar authorities in Canada, are incorporated by reference into this short form Prospectus:

     (a) the Company's Annual Information Form (being the Company's Annual Report on Form 10-K for the year ended December 31, 1997 as filed with the Securities and Exchange Commission), including the comparative consolidated financial statements of the Company at December 31, 1997 and the report of the auditors thereon;

     (b) the Company's unaudited interim comparative consolidated financial statements for the three months ended March 31, 1998; and

     (c) the Company's management proxy circular dated April 30, 1998 with respect to the Company's annual meeting of shareholders to be held on June 11, 1998.

     All documents of the type referred to in the preceding paragraph and any material change reports (excluding confidential reports) filed by the Company with any securities commissions or other similar authorities in Canada subsequent to the date of this short form Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this short form Prospectus.

     ANY STATEMENT CONTAINED IN A DOCUMENT INCORPORATED OR DEEMED TO BE INCORPORATED BY REFERENCE HEREIN SHALL BE DEEMED TO BE MODIFIED OR SUPERSEDED, FOR THE PURPOSES OF THIS PROSPECTUS, TO THE EXTENT THAT A STATEMENT CONTAINED HEREIN OR IN ANY OTHER SUBSEQUENTLY FILED DOCUMENT THAT ALSO IS OR IS DEEMED TO BE INCORPORATED BY REFERENCE HEREIN MODIFIES OR REPLACES SUCH STATEMENT. THE MODIFYING OR SUPERSEDING STATEMENT NEED NOT STATE THAT IT HAS MODIFIED OR SUPERSEDED A PRIOR STATEMENT OR INCLUDE ANY OTHER INFORMATION SET FORTH IN THE DOCUMENT THAT IT MODIFIES OR SUPERSEDES. THE MAKING OF A MODIFYING OR SUPERSEDING STATEMENT SHALL NOT BE DEEMED AN ADMISSION FOR ANY PURPOSES THAT THE MODIFIED OR SUPERSEDED STATEMENT, WHEN MADE, CONSTITUTED A MISREPRESENTATION, AN UNTRUE STATEMENT OF A MATERIAL FACT OR AN OMISSION TO STATE A MATERIAL FACT THAT IS REQUIRED TO BE STATED OR THAT IS NECESSARY TO MAKE A STATEMENT NOT MISLEADING IN LIGHT OF THE CIRCUMSTANCES IN WHICH IT WAS MADE. ANY STATEMENT SO MODIFIED OR SUPERSEDED SHALL NOT BE DEEMED IN ITS UNMODIFIED OR SUPERSEDED FORM TO CONSTITUTE A PART OF THIS PROSPECTUS.

     In this short form Prospectus, unless otherwise specified, all dollar amounts are expressed in U.S. dollars. References to Canadian dollars are designated by "Can. $". The Company's accounts are maintained in U.S. dollars and stated in accordance with Canadian generally accepted accounting principles. All references to the number of Common shares and per share data give effect to all adjustments in share capital. The term "ounce" as used in this Prospectus means "troy ounce". "Echo Bay" or the "Company" refers to Echo Bay Mines Ltd. and its subsidiaries, unless the context otherwise requires.

                              CONCURRENT OFFERING

     Concurrent with this offering, the Company has filed with United States securities regulatory authorities a registration statement registering for resale the Shares issued hereunder.


                                  THE COMPANY

     The Company was incorporated in Canada in 1964. Its executive office is located at 6400 South Fiddlers Green Circle, Suite 1000, Englewood, Colorado, U.S.A. 80111-4957, telephone (303) 714-8600, and its registered office is located at Suite 1210 ManuLife Place, 10180 - 101 Street, Edmonton, Alberta, Canada, T5J 3S4, telephone (403) 496-9002.


                            BUSINESS OF THE COMPANY

     Echo Bay is a major North American gold mining company with interests in four existing mines, two new gold mines with final stage development deferred pending gold price improvement, and a number of active early and late stage exploration projects. Echo Bay mines, processes and explores for gold, and also produces a significant amount of silver. In 1997, Echo Bay produced a total of approximately 721,000 ounces of gold, at an average cash operating cost of $249 per ounce, and 11,021,000 ounces of silver. In 1996, Echo Bay produced a total of approximately 769,000 ounces of gold and 7,100,000 ounces of silver. As of December 31, 1997, Echo Bay reported proven and probable ore reserves of 7.5 million ounces of gold and 46.5 million ounces of silver. In addition, Echo Bay has other mineralization at its existing mines consisting of 74.1 million tons at a grade of 0.027 ounces of gold per ton and 0.6 million tons at a grade of
0.99 ounces of silver per ton. In 1997, Echo Bay achieved revenues of $305.4 million and incurred a net loss of $420.5 million, after expensing $34.9 million on exploration and development and recording a provision for impaired assets and other charges of $362.7 million as described below. In 1996, Echo Bay achieved revenues of $337.3 million and incurred a net loss of $176.7 million after taking into account provisions totaling $107.1 million related to the write-off of and provision for the Alaska-Juneau development property and the provision for the McCoy/Cove pit wall stabilization.

     In August 1997, in view of the decrease in gold price, Echo Bay deferred final construction decisions on two planned gold mines, Paredones Amarillos in Mexico and Aquarius in Canada, and deferred further development of the Ulu satellite deposit located near its Lupin mine in the Northwest Territories, Canada, all pending an improvement in gold prices. Echo Bay has continued with the completion of the frozen underground barrier system at Aquarius, and with engineering, acquisition of a mill grinding circuit, permitting and water development work at Paredones Amarillos, in order to permit construction to begin as soon as possible at such time as a final construction decision is made.

     In the third quarter of 1997, Echo Bay conducted a major review of life-of-mine plans for its four producing gold mines, and a complete evaluation of the feasibility studies for its portfolio of development projects, exploration properties and other assets. On completion of this work, Echo Bay assessed the carrying values of all of its assets. As a result of the review, in the third quarter of 1997, Echo Bay recorded a $309.8 million provision for impaired assets. The provision was comprised of $50.0 million related to the Kingking project in the Philippines, $107.4 million related to Santa Elina activities in Brazil, $127.0 million related to operating mines including Lupin ($65.0 million), McCoy/Cove ($47.0 million) and Kettle River ($15.0 million), and $25.4 million related to certain share investments, closure and legal costs.

     In January 1998, following further declines in the market price of gold, the Company temporarily suspended operations at its Lupin gold mine and reduced operations at its McCoy/Cove mine until the gold price improves significantly. As a result of these actions, the Company's 1998 production targets are 500,000-520,000 ounces of gold (a reduction of approximately 25%, or 175,000 ounces of gold, from 1997 results) and 7,000,000-8,000,000 ounces of silver. The Company also wrote off its remaining interest in the Santa Elina project and reduced its corporate headquarters staff by 40%. In the fourth quarter of 1997 in connection with these actions, the Company recorded a $52.9 million charge.

     The cash operating costs at the Company's four operating mines averaged $249 per ounce for 1997. Total production costs were $359 per ounce during the same period. Taking into account the above suspension and reduction in operations, 1998 cash operating costs are expected to be approximately $245-255 per ounce of gold produced. In the current low gold price environment, the Company's cost structure has significant implications for the Company's liquidity and flexibility to invest funds in exploration and development. In January 1998, the Company also announced the following additional actions to reduce costs: (i) reduction in budgeted new project expenditures for 1998 to $3 million and (ii) reduction in the 1998 exploration budget to $6 million. While the Company continues to generate cash flow from operations at current gold prices before taking into account cash exploration and development expenses, the amount of cash flow available for acquisitions, investments, exploration and development is very limited. As a result, the Company is carefully monitoring its discretionary spending, though it intends to continue to conduct limited exploration and development activities consistent with a more focused program.

     The Company's existing credit facilities provide some additional liquidity. At December 31, 1997, the Company had not utilized $85.0 million of the amounts committed thereunder, of which $29.5 million was actually available for borrowing in view of the credit facility covenant limitations. However, the amounts available for borrowing under the credit facilities vary with precious metals prices, among other factors, and the continuation of gold prices at depressed levels could have the effect of reducing or eliminating the Company's capacity to borrow under the credit facilities. The Company and its lenders are in negotiations aimed at restructuring the terms of its credit facilities in order to provide more liquidity than is currently available. The Company believes it is currently in compliance in all material respects with covenants under the credit facility. To remain in compliance throughout 1998 (assuming the credit facilities are not amended), the Company has taken certain actions to reduce its expenses, such as reductions in budgeted new project and exploration expenditures for 1998, and increased hedging activities, and may be required to seek additional external financing and to further reduce discretionary spending, absent a substantial improvement in gold prices. There can be no assurance that the Company will be successful in attracting external financing on terms and conditions favorable to it. In the event the Company is unsuccessful in restructuring the credit facilities or in accessing external financing on acceptable terms, it may be required to curtail other discretionary expenditures.

     In March 1997, the Company issued $100.0 million of 11% capital securities due 2027 (the "Capital Securities"). The Company has the right to defer interest payments on the Capital Securities for up to 10 consecutive semi-annual periods. During a period of interest deferral, interest accrues at a rate of 12% per annum, compounded semi-annually. The Company, at its option, may satisfy its deferred interest obligation by delivering common shares to a trustee for sale, the proceeds of which would be remitted to the holders of the securities in payment of the deferred interest. The present value of the Capital Securities' principal amount, $4.2 million at year-end 1997, is classified as debt. The present value of the future interest payments, $95.8 million, is a separate component of shareholders' equity. In March 1998, the Company exercised its right to defer its April 1998 interest payment to holders of the Capital Securities.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the issuance of Shares to NADECOR.


                                   PURCHASER

     The following table sets forth (i) the number of Common Shares currently beneficially owned by NADECOR and (ii) the number of such Common Shares which will be beneficially owned by NADECOR after the offering.


                  BENEFICIAL
                  OWNERSHIP         SHARES TO           BENEFICIAL
                  PRIOR TO             BE               OWNERSHIP
PURCHASER         OFFERING           OFFERED          AFTER OFFERING
---------------------------------------------------------------------------
NADECOR              NIL            1,250,000            1,250,000
                                    subject to           subject to
                                    adjustment           adjustment


                     DESCRIPTION OF ECHO BAY SHARE CAPITAL

GENERAL

  The authorized share capital of the Company consists of an unlimited number of Common Shares, without par value, of which 139,370,031 were outstanding on May 21, 1998, and an unlimited number of preferred shares, issuable in series, none of which are currently outstanding. In addition, as of May 21, 1998, 4,687,628 Common Shares has been reserved for issuance upon the exercise of outstanding options.

COMMON SHARES

  The holders of Common Shares have one vote for each share held and are not entitled to cumulative votes for the election of directors. Each Common Share is entitled to participate equally in such dividends as may be declared by the Board of Directors of the Company out of funds legally available therefor and is entitled to share equally in any distribution to holders of Common Shares on liquidation. The holders of Common Shares have no preemptive, conversion or redemption rights. Each outstanding Common Share is fully paid and nonassessable.

  Under the terms of the Company's Capital Securities due 2027, the Company has the right to defer interest payments for up to 10 consecutive semi-annual periods. During any deferral period, the Company is prohibited from paying interest on its Common Shares. The Company has exercised its right to defer the April 1998 interest payment on the Capital Securities and is therefore prohibited from paying dividends on its Common Shares until the conclusion of the deferral period.

PREFERRED SHARES

  The Board of Directors of the Company may issue preferred shares from time to time in one or more series, subject to the provisions of the Articles of Incorporation of the Company. When any preferred shares of the Company are outstanding, no dividends may be paid or declared on outstanding Common Shares unless all dividends on preferred shares of all series shall have been paid in full with respect to past dividend periods, and the full dividends thereon for the then current dividend period shall have been declared and a sum set apart for payment thereof. Any sinking fund requirements with respect to preferred shares of the Company must also be complied with before dividends on Common Shares may be paid.

SHAREHOLDER RIGHTS PLAN

  Under the Company's shareholder rights plan, if any person or group were to announce an intention to acquire, or were to acquire, 20% or more of the Company's Common Shares without complying with the conditions of a "permitted bid," then the owners of each share of common stock (other than the acquiring person or group) would become entitled to exercise a right to buy one additional Common Share at 50% of the lowest share price on The Toronto Stock Exchange during the prior 90 days. The plan expires in 2004, subject to reconfirmation by shareholders in 1999.

  A "permitted bid," which does not trigger the entitlement to acquire shares under the plan, is one that complies with applicable securities law in all jurisdictions where at least 5% of the Company's Common Shares are owned; is made to all shareholders for all outstanding shares; is open for a minimum of 60 days; takes up no shares until at least 66 2/3% of the outstanding shares have been tendered to the bid, including those owned by the acquiring person or group; and meets certain other conditions.


                              PLAN OF DISTRIBUTION

  The Shares are being issued by the Company to NADECOR in settlement of a dispute relating to termination of the Company's investment in the Kingking project in the Philippines. In the settlement, the Company paid U.S. $500,000 in cash and agreed to issue 1.25 million Common Shares to NADECOR, subject to adjustment as provided below. The number of shares to be issued is subject to decrease or increase if the closing price of the Company's Common Shares on the AMEX for the 10 trading days prior to the later of (i) the Company's Registration Statement on Form S-3 in respect of the Shares being declared effective by the United States Securities and Exchange Commission; (ii) the issuance of a receipt for the Company's short form prospectus by each of the Alberta and Ontario securities commissions; and (iii) approval by the AMEX and the TSE of the listing of the Shares on each of those exchanges, is less than U.S.$2.375 or greater than U.S.$3.00. If the average trading price on the Approval Date is less than U.S.$2.375 per share, the Company must deliver shares having an aggregate value of U.S.$3.0 million and if the average trading price on the Approval Date is greater than U.S.$3.00 per share, the Company must deliver shares having an aggregate value of U.S.$3.75 million.

  No underwriter, broker, dealer or agent has been engaged by the Company in connection with the distribution of the Shares. The Company will pay all of the expenses incidental to the qualification and issuance of the Shares, other than fees and expenses of counsel for NADECOR.


                                  RISK FACTORS

  Purchasers of the Common Shares being offered hereby should carefully read this entire Prospectus and the documents incorporated by reference herein. Purchasers should consider, among other things, the risk factors set forth below.

DISCLOSURE REGARDING FORWARD-LOOKING STATEMENTS

  Statements that are not historical facts contained or incorporated by reference in this Prospectus are forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from targeted or projected results. Such forward-looking statements include statements regarding targets for gold and silver production, cash operating costs and certain significant expenses, percentage increases and decreases in production from the Company's principal mines, schedules for completion of detailed feasibility studies and initial feasibility studies, potential increases in reserves and production, the timing and scope of future drilling and other exploration activities, expectations regarding receipt of permits and commencement of mining or production, anticipated grades and recovery rates, the ability to secure financing and potential acquisitions or increases in property interests. Factors that could cause actual results to differ materially include, among others, changes in gold and silver prices, unanticipated grade, geological, metallurgical, processing, access, transportation of supplies or other problems, results of current exploration activities, results of pending and future feasibility studies, changes in project parameters as plans continue to be refined, political, economic and operational risks of foreign operations, availability of materials and equipment, the timing of receipt of governmental permits, force majeure events, the failure of plant, equipment or processes to operate in accordance with specifications or expectations, accidents, labor relations, delays in start-up dates, environmental costs and risks, the outcome of acquisition negotiations and general domestic and international economic and political conditions, as well as other factors described in this Prospectus and the documents incorporated by reference int his Prospectus. Many of such factors are beyond the Company's ability to control or predict.

  Actual results may differ materially from those projected. Prospective investors are cautioned not to put undue reliance on forward-looking statements, and should not infer that there has been no change in the affairs of the Company since the date of this Prospectus that would warrant any modification of any forward-looking statement made in this Prospectus. For a discussion of certain of such risks and uncertainties, see the "Risk Factors" set forth below and the discussions contained in the documents incorporated by reference herein. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

RECENT LOSSES

  In the fiscal years ended December 31, 1997, 1996 and 1995, the Company incurred net losses of $420.5 million, $176.7 million and $50.1 million, respectively. The loss in 1997 reflects a $362.7 million provision for impaired assets and other charges, including provisions related to the Kingking project ($50.0 million); Santa Elina ($143.6 million); Lupin ($65.0 million), McCoy/Cove ($47.0 million) and Kettle River ($15.0 million) operating properties; $25.4 million to write down certain share investments to market value and to provide for estimated legal and closure costs; and $16.7 million related to severance costs. The loss in 1996 included a $77.1 million write-down of and reclamation and closure provision for the Alaska-Juneau development property and a $30.0 million provision for McCoy/Cove pit wall stabilization. During those years, the Company incurred exploration and development expenses of $34.9 million, $63.6 million and $69.8 million, respectively. The Company expects that it will continue to incur losses in the near future, and that its return to profitability will depend on, among other things, a significant increase in the price of gold over current prices, the ability to bring into commercial production the projects that have been the subject of the Company's exploration and development program and the profitability of production at existing and new mines. See "Gold and Silver Prices", "Uncertainty of Reserve and Other

Mineralization Estimates" and "Estimation of Asset Carrying Values" for additional disclosure with respect to factors which may affect the carrying values of the Company's assets and the Company's results of operations and financial condition generally.

LIQUIDITY

  The cash operating costs at the Company's four operating mines averaged $249 per ounce in 1997. Total production costs were $359 per ounce during the same period. In the current low gold price environment, the Company's cost structure has significant implications for the Company's liquidity and flexibility to invest funds in exploration and development. While the Company continues to generate cash flow from operations at current gold prices before taking into account cash exploration and development expenses, the amount of cash flow available for acquisitions, investments, exploration and development is very limited. As a result, the Company is carefully monitoring its discretionary spending, though it intends to continue to conduct limited exploration and development activities consistent with a more focused program.

  The Company's existing credit facilities provide some additional liquidity.
At December 31, 1997, the Company had not utilized $85.0 million of the amounts committed thereunder, of which $29.5 million was actually available for borrowing in view of the credit facility covenant limitations. However, the amounts available for borrowing under the credit facilities vary with precious metals prices, among other factors, and the continuation of gold prices at depressed levels could have the effect of reducing or eliminating the Company's capacity to borrow under the credit facilities. The Company and its lenders are in negotiations aimed at restructuring the terms of its credit facilities in order to provide more liquidity than is currently available. The Company believes it is currently in compliance in all material respects with covenants under the credit facility. To remain in compliance throughout 1998 (assuming the credit facilities are not amended), the Company has taken certain actions to reduce its expenses, such as reductions in budgeted new project and exploration expenditures for 1998, and increased hedging activities, and may be required to seek additional external financing and to further reduce discretionary spending, absent a substantial improvement in gold prices. There can be no assurance that the Company will be successful in attracting external financing on terms and conditions favorable to it. In the event the Company is unsuccessful in restructuring the credit facilities or in accessing external financing on acceptable terms, it may be required to curtail other discretionary activities.

  In March 1997, the Company issued $100.0 million of 11% capital securities due 2027 (note 7 to the consolidated financial statements). The Company has the right to defer interest payments on the capital securities for up to 10 consecutive semi-annual periods. During a period of interest deferral, interest accrues at a rate of 12% per annum, compounded semi-annually. The Company, at its option, may satisfy its deferred interest obligation by delivering common shares to a trustee for sale, the proceeds of which would be remitted to the holders of the securities in payment of the deferred interest. The present value of the capital securities' principal amount, $4.2 million at year-end 1997, is classified as debt. The present value of the future interest payments, $95.8 million, is a separate component of shareholders' equity. In March 1998, the Company exercised its right to defer its April 1998 interest payment to holders of the capital securities.

MINING AND PROCESSING

  The Company's business operations are subject to risks and hazards inherent in the mining industry, including but not limited to unanticipated variations in grade and other geological problems, water conditions, surface or underground conditions, metallurgical and other processing problems, mechanical equipment performance problems, the unavailability of materials and equipment, accidents, labor force disruptions, force majeure factors, unanticipated transportation costs, and weather conditions, any of which can materially and adversely affect, among other things, the development of properties, production quantities and rates, costs and expenditures and production commencement dates.

  The Company's processing facilities are dependent on continuous mine feed to remain in operation. Insofar as the Company's mines may not maintain material stockpiles of ore or material in process, any significant disruption in either mine feed or processing throughput, whether due to equipment failures, adverse weather conditions, supply interruptions, labor force disruptions or other issues, may have an immediate adverse effect on the results of operations of the Company. A significant reduction in mine feed or processing throughput at a particular mine could cause the unit cost of production to increase to the point where the Company could determine that some or all of the Company's reserves were uneconomic to exploit.

  The Company periodically reviews mining schedules, production levels and asset lives in its life-of-mine planning for all of its operating and development properties. Significant changes in the life-of-mine plans can occur as a result of mining experience, new ore discoveries, changes in mining methods and rates, process changes, investments in new equipment and technology, precious metals price assumptions, and other factors. Based on this analysis, the Company reviews its accounting estimates and in the event of an impairment, may be required to write-down the carrying value of a mine or mines. In 1997, the Company completed a major review of life-of-mine plans for the Company's four producing gold mines and performed a complete evaluation of the Company's portfolio of development projects, exploration properties and other assets. As a result of this process, in 1997 the Company recorded provisions to write down the carrying values of its producing mines, including Lupin ($65.0 million), McCoy/Cove ($47.0 million) and Kettle River ($15.0 million). This complex process continues for the life of every mine. See "Estimation of Asset Carrying Values."

  As a result of the foregoing risks, among other things, expenditures on any and all projects, actual production quantities and rates, and cash costs may be materially and adversely affected and may differ materially from anticipated expenditures, production quantities and rates, and costs, just as estimated production dates may be delayed materially, in each case especially to the extent development projects are involved. Any such events can materially and adversely affect the Company's business, financial condition, results of operations and cash flows.

MINE DEVELOPMENT RISKS

  The Company's ability to maintain, or increase, its annual production of gold and silver will be dependent in significant part on its ability to bring new mines into production, including the Aquarius project in Canada and the Paredones Amarillos project in Mexico, and to expand existing mines. Recently the Company deferred final construction decisions on Aquarius and Paredones Amarillos and deferred further development of the Ulu satellite deposit in Canada. Although the Company utilizes the operating history of its existing mines to derive estimates of future operating costs and capital requirements, such estimates may differ materially from actual operating results at new mines or at expansions of existing mines. The economic feasibility analysis with respect to any individual project is based upon, among other things, the interpretation of geological data obtained from drill holes and other sampling techniques, feasibility studies (which derive estimates of cash operating costs based upon anticipated tonnage and grades of ore to be mined and processed), precious metals price assumptions, the configuration of the ore body, expected recovery rates of metals from the ore, comparable facility and equipment costs, anticipated climatic conditions, estimates of labor productivity, royalty or other ownership burdens and other factors. In addition, many of the risks identified below under "--Exploration Risks" are also applicable to the Company's development projects. Such development projects also are subject to the successful completion of final feasibility studies, issuance of necessary permits and receipt of adequate financing. Although the Company's feasibility studies are completed with the Company's knowledge of the operating history of similar ore bodies in the region, the actual operating results of its development projects may differ materially from those anticipated, and uncertainties related to operations are even greater in the case of development projects.

GOLD AND SILVER PRICES

  The profitability of the Company's current operations is directly related and sensitive to the market price of gold and silver. Gold prices are currently and have recently been at depressed levels. Gold, silver and other metal prices fluctuate widely and are affected by numerous factors beyond the Company's control, including global supply and demand, expectations with respect to the rate of inflation, the exchange rates of the dollar to other currencies, interest rates, forward selling by producers, central bank sales and purchases, production and cost levels in major gold-producing regions such as South Africa and the former Soviet Union, global or regional political, economic or financial situations and a number of other factors.

  The current demand for, and supply of, gold and silver affect the prices of such metals, but not necessarily in the same manner as current demand and supply affect the prices of other commodities. The potential supply of gold consists of new mine production plus existing stocks of bullion and fabricated gold held by governments, financial institutions, industrial organizations and individuals. Since mine production in any single year constitutes a very small portion of the total potential supply of gold, normal variations in current production do not necessarily have a significant effect on the supply of gold or on its price. If gold or silver prices should decline below the Company's cash costs of production and remain at such levels for any sustained period, the Company could determine that it is not economically feasible to continue commercial production at any or all of its mines. In January 1998, the Company temporarily suspended operations at the Lupin mine and reduced operations at the McCoy/Cove mine pending significant improvement in gold prices. Although the Company has a hedging program in place to reduce the risk associated with gold and silver price volatility, there is no assurance that the Company's hedging strategies will be successful. Furthermore, should the Company experience a prolonged period of depressed gold prices and prepare its reserve calculations and/or life-of-mine plans at significantly lower prices than those used at year-end 1997, the Company could experience additional material write-downs of its investment in mining properties. See "Uncertainty of Reserve and Other Mineralization Estimates" and "Estimation of Asset Carrying Value."

  Spot market prices and futures prices for gold are currently higher than the Company's cash operating costs ($249 per ounce for 1997), but such prices are lower than Echo Bay's total production costs ($359 per ounce for 1997).

  The volatility of gold and silver prices is illustrated in the following table which sets forth the average of the daily closing prices for gold and silver for the periods indicted:


                                         YEAR ENDED DECEMBER 31,

                             1998/(1)/  1997  1996  1995  1994  1993  1992
                             ---------  ----  ----  ----  ----  ----  ----

Gold/(2)/ ($ per ounce)            298   332   388   384   384   360   344
Silver/(3)/ ($ per ounce)         6.22  4.87  5.18  5.19  5.29  4.30  3.94



               (1) For the period from January 1, 1998 to May 21, 1998

               (2)    On the London Bullion Market

               (3)    As quoted by Handy and Harman

     As of May 21, 1998, the closing prices for the metals described above were:

               Gold:    $300  ounce
               Silver:  $5.34 per ounce

ESTIMATION OF ASSET CARRYING VALUES

     The Company periodically undertakes a detailed review of the life-of-mine plans for its four operating properties and an evaluation of the Company's portfolio of development projects, exploration projects and other assets. In light of both the short-term and long-term view of precious metals prices and the results of feasibility and engineering studies, the Company assesses the recoverability of the carrying values of those assets. For operating mines and development properties, the carrying values are compared to estimated future net cash flows from each property; for other assets, carrying values are compared to estimated net realizable values based on market comparables and, for share investments, quoted market values. For purposes of estimating future cash flows for its producing gold mines and development projects in its 1997 review, the Company used price assumptions of $300 per ounce for gold for 1998 and $350 per ounce thereafter. As a result of the carrying value analysis, the Company recorded $346.0 million in provisions for impaired assets in 1997. The provisions included $50.0 million to write off the Kingking project in the Philippines: $143.6 million to write off the Company's investment in Santa Elina Mines Corporation in Brazil; $127.0 million to reduce the carrying values of Lupin ($65.0 million), McCoy/Cove ($47.0 million) and Kettle River ($15.0 million); and $25.4 million to write down certain shares investments to market value and to provide for estimated legal and closure costs.

          The Company intends to assess the carrying values of its assets on an ongoing basis as required by generally accepted accounting principles. Factors which may affect carrying values include, but are not limited to, gold and silver prices, capital cost estimates, mining, processing and other operating costs, grade and metallurgical characteristics of ore, mine design and timing of production. There can be no assurance that, particularly in the event of a prolonged period of depressed gold prices, the Company will not be required to take additional material write-downs of its operating and development properties.

UNCERTAINTY OF RESERVE AND OTHER MINERALIZATION ESTIMATES

          There are numerous uncertainties inherent in estimating proven and probable reserves and other mineralization, including many factors beyond the control of the Company. The estimation of reserves and other mineralization involves subjective judgments about many relevant factors, and the accuracy of any such estimate is a function of the quality of available data and of engineering and geological interpretation and judgment. Results of drilling, testing and production subsequent to the date of an estimate may justify revision of such estimate. Assumptions about prices are subject to great uncertainty and gold and silver prices have fluctuated widely in recent years and are currently at depressed levels. See "Gold and Silver Prices." No assurance can be given that the volume and grade of reserves mined and processed and recovery rates will not be less than anticipated. Declines in the market price of gold and related precious metals also may render reserves or other mineralization containing relatively lower grades of mineralization uneconomic to exploit. The prices used in estimating the Company's ore reserves at December 31, 1997 were $350 per ounce of gold and $5.00 per ounce of silver.
The market prices were $293 per ounce of gold and $6.13 per ounce of silver at December 31, 1997. The market price of gold is currently below the price at which the Company estimates its reserves. If the Company were to determine that its reserves and future cash flows should be calculated at a significantly lower gold price than that used at December 31, 1997, there would likely be a reduction in the amount of gold reserves. For example, the Company estimates that, based on extrapolation of information developed in reserve calculation, but without the same degree of analysis as required for reserve calculation, if the Company's reserves at December 31, 1997 were based on a price of $325 per ounce of gold, reserves at the operating properties would decrease approximately 8%. In addition, if the price realized by the Company for its gold or silver bullion were to decline substantially below the price at which ore reserves were calculated for a sustained period of time, the Company potentially could experience material write-downs of its investment in mining properties. Under certain of such circumstances, the Company may discontinue the development of a project or mining at one or more of its properties. For example, in 1997, the Company conducted a major review of life-of-mine plans for its four producing mines and evaluated its portfolio of development projects, exploration properties and other assets, which resulted in the recording of $346.0 million in provisions for impaired assets. The Company also recently deferred final construction decisions on two planned gold mines (Paredones Amarillos and Aquarius), and deferred further development of the Ulu satellite deposit. Additionally, in January 1998, the Company temporarily suspended operations at the Lupin mine and reduced operations at the McCoy/Cove mine until a significant recovery in the gold price occurs. Further, changes in operating and capital costs and other factors, including but not limited to short-term operating factors such as the need for sequential development of ore bodies and the processing of new or different ore grades and ore types, may materially and adversely affect reserves.

EXPLORATION RISKS

          Since mines have limited lives based on proven and probable ore reserves, the Company continually seeks to replace and expand its reserves. Moreover, two of the

Company's mines, McCoy/Cove and Lupin (without taking into account supplemental production from Ulu) are entering a period of declining production as the existing ore reserves are depleted, which has led to significant emphasis on the Company's exploration program. Mineral exploration, at both newly acquired properties and existing mining operations, is highly speculative in nature, involves many risks and frequently does not result in the discovery of minable reserves. There can be no assurance that the Company's exploration efforts will result in the discovery of significant gold or silver mineralization or that any mineralization discovered will result in an increase of the Company's proven or probable reserves. If proven or probable reserves are developed, it may take a number of years and substantial expenditures from the initial phases of drilling until production is possible, during which time the economic feasibility of production may change. For example, a new feasibility study completed in December 1996 on the Alaska-Juneau project concluded that the project was uneconomic as designed, and the Company recorded a $77.1 million provision in connection with the decision not to proceed. Similarly, the feasibility study the Kingking project completed in the third quarter of 1997 indicated that the project was uneconomic with the option agreement in place and the Company recorded a $50.0 million provision to write off its entire investment in the project. No assurance can be given that the Company's exploration programs will result in the replacement of current production with new reserves or that the Company's development program will be able to extend the life of the Company's existing mines. In the event that new reserves are not developed, the Company will not be able to sustain any mine's current level of gold or silver production beyond the life of its existing reserve estimates.

          The Company encounters strong competition from other mining companies in connection with the acquisition of properties producing or capable of producing precious metals. As a result of this competition, some of which is with companies with greater financial resources than the Company, the Company may be unable to acquire attractive mining properties on terms it considers acceptable. In addition, there are a number of uncertainties inherent in any program relating to the location of economic ore reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities. Accordingly, there can be no assurance that the Company's acquisition and exploration programs will yield new reserves to replace and expand current reserves.

MINING RISKS AND INSURANCE

          The business of gold and silver mining is generally subject to a number of risks and hazards, including environmental conditions, industrial accidents, labor disputes, unusual or unexpected geological conditions, ground or slope failures, cave-ins, changes in the regulatory environment and natural phenomena such as inclement weather conditions, floods, blizzards and earthquakes. Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage to the Company's properties or the properties of others, delays in mining, monetary losses and possible legal liability. The Company maintains insurance against certain risks that are typical in the gold mining industry and in amounts that the Company believes to be reasonable, but which may not provide adequate coverage in certain circumstances. However, insurance against certain risks (including certain liabilities for environmental pollution or other hazards as a result of exploration and production) is not generally available to the Company or to other companies in the industry on acceptable terms. During 1996, the Company recorded a $30.0 million provision related to estimated costs to remove waste rock from an unstable portion of the pit wall at McCoy/Cove.

GOVERNMENTAL AND ENVIRONMENTAL REGULATION

          The Company's mining operations and exploration activities are subject to extensive foreign or US federal, state and local laws and regulations governing exploration, development, production, exports, taxes, labor standards, waste disposal, protection and remediation of the environment, reclamation, historic and cultural resources preservation, mine safety and occupational health, toxic substances and other matters. The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Company's mines and other facilities in compliance with such laws and regulations is significant. It is possible that the costs and delays associated with compliance with such laws and regulations could become such that the Company would not proceed with the development or operation of a mine.

          As part of its normal course operating and development activities, the Company has expended significant resources, both financial and managerial, to comply with governmental and environmental regulations and permitting requirements, and will continue to do so in the future. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Company's operations, could result in substantial costs and liabilities in the future.

          The Company is required to obtain governmental permits to develop its reserves and for expansion or advanced exploration activities at its operating and exploration properties. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous foreign or US federal, state and local agencies. The duration and success of each permitting effort are contingent upon many variables not within the Company's control. In the case of foreign operations, governmental approvals, licenses and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials. In the context of environmental protection permitting, including the approval of reclamation plans, the Company must comply with known standards, existing laws and regulations that may entail greater or lesser costs and delays depending on the nature of the activity to be permitted and the interpretation of the laws and regulations implemented by the permitting authority. The failure to obtain certain permits, or the imposition of extensive conditions upon certain permits, could have a material adverse effect on the Company's business, operations and prospects.

          In past sessions of the United States Congress, both the House of Representatives and Senate have considered legislation that seeks to reform the General Mining Law of 1872, as amended (the "Mining Law"), which governs the location and maintenance of unpatented mining claims and related activities on federal lands. As part of the most recent budget reconciliation process, each of the Senate and the House of Representatives passed separate legislation that sought to reform the Mining Law, although such legislation was not enacted into law. Similar legislation has also been proposed in the current session of the US Congress, as has other legislation which could have the effect of increasing costs of operations. The Company anticipates that if Congress were to enact legislation modifying the Mining Law, such legislation may impose a royalty on production of minerals from unpatented mining claims, and could contain new requirements for mined land reclamation and other environmental control measures. The Bureau of Land Management of the US Department of the Interior has commenced a program to revise the federal regulations applicable to activities on unpatented mining claims to impose more stringent reclamation and environmental protection requirements on those activities. The extent to which any such new legislation or administrative action would affect existing unpatented mining claims or mining operations thereon is unclear at this time. Any reform of the Mining Law based on these initiatives could increase the costs of mining activities on unpatented mining claims, and as a result could have an adverse effect on the Company and its results of operations, particularly the Company's operations at McCoy/Cove and, to a lesser extent, Round Mountain. Until such time, if any, as new reform legislation is enacted or administrative action is taken, the ultimate effects and costs of compliance on the Company cannot be estimated.

RISK OF INTERNATIONAL OPERATIONS

          Many of the mineral rights and interests of the Company are subject to government approvals, licenses and permits. Such approvals, licenses and permits are, as a practical matter, subject to the discretion of the applicable governments or governmental officials. No assurance can be given that the Company will be successful in obtaining any or all of the various approvals, licenses and permits that it seeks, that it will obtain them in a timely fashion or that it will be able to maintain them in full force and effect without modification or revocation.

          In certain countries in which the Company has assets and operations, such assets and operations are subject to various political, economic and other uncertainties, including, among other things, the risks of war or civil unrest, expropriation, nationalization, renegotiation or nullification of existing concessions, licenses, permits, approvals and contracts, taxation policies, foreign exchange and repatriation restrictions, changing political conditions, international monetary fluctuations, currency controls and foreign governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. In addition, in the event of a dispute arising from foreign operations, the Company may be subject to the exclusive jurisdiction of foreign courts or may not be successful in subjecting foreign persons to the jurisdiction of courts in the United States or Canada. The Company also may be hindered or prevented from enforcing its rights with respect to a governmental instrumentality because of the doctrine of sovereign immunity. It is not possible for the Company to accurately predict such developments or changes in law or policy or to what extent any such developments or changes may have a material adverse effect on the Company's operations.

TITLE TO PROPERTIES

          Certain of the Company's United States mineral rights, including at the McCoy/Cove and Round Mountain properties, consist of unpatented lode mining claims. Unpatented mining claims may be located on US federal public lands open to appropriation, and may be either lode claims or placer claims depending upon the nature of the deposit within the claim. In addition, unpatented millsite claims, which may be used for processing operations or other activities ancillary to mining operations, may be located on federal public lands that are non-mineral in character. Unpatented mining claims and millsites are unique property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain and is always subject to challenges of third parties or contests by the federal government. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims.

INFLATION AND CURRENCY RISKS

          The Company directly or indirectly holds mining interests in several countries, including Mexico, Brazil, Russia, Burkina Faso, Mali, Ghana and Chile, which historically have had unstable currencies as a result of inflation, currency controls or other reasons. Although the production resulting from such mining interests is generally sold in US dollars, the Company is vulnerable to the effects of inflation in its operations in certain countries, and profitability levels may be eroded by unfavorable exchange rates. None of the countries in which the Company holds mineral interests currently restricts the repatriation of profits, other than through the requirement to register such distributions. While recent years have seen a generally positive trend toward lowering inflation and stabilizing exchange rates in these countries, there is no assurance that governments will continue with current economic policies or that inflation will be lower than it has been historically.


                                 LEGAL MATTERS

     Certain legal matters relating to the validity of the Common Shares, and certain other matters with respect to Canadian law, will be passed upon for the Company by Milner Fenerty, Edmonton, Alberta. As at the date of this Prospectus, the partners and associates of Milner Fenerty collectively owned less than 1% of any securities of the Company. The Company is also represented with respect to U.S. securities matters by Davis, Graham & Stubbs LLP, Denver, Colorado.

                          PURCHASERS' STATUTORY RIGHTS

     Securities legislation in several of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities within two business days after receipt or deemed receipt of a prospectus or any amendment thereto. In several of the provinces of Canada, securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, damages, where the prospectus or any amendment thereto contains a misrepresentation or is not delivered to the purchaser, provided that such remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of such purchaser's province. A purchaser should refer to any applicable provisions of the securities legislation of such purchaser's province for the particulars of these rights or consult with a legal adviser.

                           CERTIFICATE OF THE COMPANY

Dated:  May 26, 1998

     The foregoing, together with the documents incorporated herein by reference, constitutes full, true and plain disclosure of all material facts relating to the securities offered by this short form Prospectus as required by the securities laws of the provinces of Alberta and Ontario.


                              ECHO BAY MINES LTD.


/s/ ROBERT L. LECLERC                         /s/ PETER H. CHEESBROUGH
-----------------------------                 ----------------------------------
(signed) Robert L. Leclerc                    (signed)  Peter H. Cheesbrough
Chief Executive Officer and                   Chief Financial Officer
Chairman of the Board


                      On behalf of the Board of Directors


/s/ PETER CLARKE                              /s/ JOHN F. MCOUAT
-----------------------------                 ----------------------------------
(signed) Peter Clarke                         (signed) John F. McOuat